UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Shipholding Corporation
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

460321201
(CUSIP Number)

Niels W. Johnsen
One Whitehall Street
New York, New York 10004
212-943-4141
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Page 2 of 4 Pages

CUSIP No. 460321201

1)	Name of Reporting Person
	Niels W. Johnsen

2)	Check the appropriate box if a member of a group
	(a) ...............................................................................................................
	(b) ...............................................................................................................

3)	SEC Use Only

4)	Source of Funds
	OO

5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
	2(e)

6)	Citizenship or Place of Organization
	United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7) Sole Voting Power	1,020,095

	8) Shared Voting Power	0

	9) Sole Dispositive Power	1,020,095

	10) Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	1,020,095

12)	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares

13)	Percent of Class Represented by Amount
	in Row (11)	16.77%

14)	Type of Reporting Person	IN

Page 3 of 4 Pages

CUSIP No. 460321201

Item 1.        Security and Issuer.

        This statement relates to the common stock, $1.00 par value per share (the "Common Stock"), of International Shipholding Corporation (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 650 Poydras Street, Suite 1700, New Orleans, Louisiana 70130.

Item 2.         Identity and Background

        (a)        Names of Reporting Person:

Niels W. Johnsen

        (b)        Principal Business Address of Reporting Person

One Whitehall Street
New York, New York 10004

         (c)        Mr. Johnsen is Chairman of the Board of the Issuer.

        (d)         The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

        (e)         The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

        (f)         The Reporting Person is a United States citizen.

Item 3.         Source and Amount of Funds or Other Consideration.

        511,106 shares of the Common Stock were distributed to the Reporting Person upon the termination of the Niels W. Johnsen 1999 Grantor Retained Annuity Trust (the "GRAT").

Item 4.         Purpose of Transaction.

        The shares of Common Stock were distributed to the Reporting Person as required by the terms of the GRAT.

        (a)-(j) The Reporting Person has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Page 4 of 4 Pages

CUSIP No. 460321201

Item 5.         Interest in Securities of the Issuer

        (a)         As of January 31, 2001, the Reporting Person beneficially owned 1,020,095 shares of the Common Stock, which is approximately 16.77% of the shares of the Common Stock believed to be outstanding.

        (b)         The Reporting Person has sole voting and investment power with respect to all 1,020,095 shares.

        (c)         The Reporting Person had no transactions in Common Stock of the Issuer in the 60 days preceding January 31, 2001.

        (d)         Other party with right to receive or direct receipt of dividends or proceeds:

 Not applicable.

        (e)         Date Reporting Person ceased to beneficially own more than 5% of shares:

Not Applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to
                     Securities of the Issuer.

Not applicable.

Item 7.        Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2001

/s/ Niels W. Johnsen Niels W. Johnsen